Exhibit 2.1

                      AGREEMENT AND PLAN OF REORGANIZATION

      This Agreement and Plan of Reorganization (the "Agreement") is entered into as of August 8, 2000, by and among Nastech Pharmaceutical Company Inc., a Delaware corporation ("Parent"), Atossa Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent ("Sub"), and Atossa HealthCare, Inc., a Delaware corporation (the "Company"). Parent, the Company, and Sub are sometimes referred to herein individually as a "Party" and collectively as the "Parties."

                                    RECITALS

      A. Pursuant to the Certificate of Merger in the form attached hereto as Exhibit A (the "Certificate of Merger") providing for the merger of Sub with and into the Company (the "Merger") pursuant to the Delaware General Corporation Law, the shares of capital stock of the Company issued and outstanding immediately prior to the Effective Time will be converted into rights to acquire Common Stock of Parent.

      B. The Parties desire to enter into this Agreement for the purpose of setting forth certain representations, warranties and covenants made as an inducement to the execution and delivery of this Agreement, and to serve as conditions precedent to the consummation of the Merger.

      C. The respective Boards of Directors of Parent, Sub and the Company have approved and adopted this Agreement, and (i) the Agreement is intended to be a plan of reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and (ii) the Merger is intended to be accounted for as a purchase.

      D. Concurrent with the execution of this Agreement, as a material inducement to Parent and Sub, Steven C. Quay, President and Chief Executive Officer of the Company ("Quay"), is entering into an employment agreement with Parent, a copy of which is attached hereto as Exhibit B hereto (the "Employment Agreement").

      NOW, THEREFORE, in consideration of these premises and of the mutual agreements, representations, warranties and covenants herein contained, the Parties do hereby agree as follows:

                                    AGREEMENT

      1. Certain Definitions. As used in this Agreement, the following terms have the following meanings (terms defined in the singular to have a correlative meaning when used in the plural and vice versa). Certain other terms are defined in the text of this Agreement.

            "Affiliate" of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Person.

            "Best Efforts" means the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible; provided, however, that an obligation to use Best Efforts under this Agreement does not require the

Person subject to that obligation to take actions that would result in a materially adverse change in the benefits to such Person of this Agreement and the Contemplated Transactions.

            "Business Condition" means the current business, financial condition, results of operations and assets of a corporate entity.

            "Company Disclosure Letter" means the Company Disclosure Letter delivered by the Company to the Parent concurrently with the execution and delivery of this Agreement.

            "Company Intellectual Property" means any and all Technology and any and all Intellectual Property Rights, including the Company Registered Intellectual Property Rights (as defined below), that is or are owned (in whole or in part) by or exclusively licensed to the Company.

            "Company Stockholders" shall mean the stockholders of record of the Company immediately prior to the Effective Time (other than the holders of Dissenting Shares, if any).

            "Contemplated Transactions" means all of the transactions contemplated by this Agreement, including:

            (a) the merger of Sub with the Company, the issuance by Parent of the Parent Common Stock and Parent's acquisition and ownership of the Company and exercise of control over the Company;

            (b) the execution, delivery, and performance of the Employment Agreement;

            (c) the performance by Parent, the Company and Sub of their respective covenants and obligations under this Agreement.

            "Governmental Body" means any:

            (a) nation, province, state, county, city, town, village, district, or other jurisdiction of any nature;

            (b) federal, provincial, state, local, municipal, foreign, or other government;

            (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal);

            (d) multi-national organization or body; or

            (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

            "Intellectual Property Rights" means any or all of the following and all rights in and arising out of: (i) all United States and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, and continuations, and equivalent rights arising therefrom anywhere in the world in inventions and discoveries including without limitation invention disclosures ("Patents"); (ii) all trade secrets and other rights in know-how and confidential or proprietary information; (iii) all copyrights, copyrights registrations and applications therefor and all other rights corresponding thereto throughout the world ("Copyrights"); (iv) all chemical formulations,


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

clinical data and pre-clinical data; (v) all industrial designs and any registrations and applications therefor throughout the world; (vi) all rights in World Wide Web addresses and domain names and applications and registrations therefor; (vii) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith throughout the world ("Trademarks"); and (viii) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world, including, without limitation, moral rights.

            "Knowledge" --an individual will be deemed to have "Knowledge" of a particular fact or other matter if:

            (a) such individual is actually aware of such fact or other matter;
or

            (b) a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matter.

            A Person (other than an individual) will be deemed to have "Knowledge" of a particular fact or other matter if any individual who is serving as a director, officer, partner, executor, or trustee of such Person (or in any similar capacity) has, or at any time had, Knowledge of such fact or other matter.

            "Material Adverse Effect" shall mean a material adverse effect on the Business Condition of the corporate entity and its subsidiaries, taken as a whole, other than as a result of (i) general economic or industry conditions, or
(ii) performance by such corporate entity of its obligations under this Agreement.

            "Ordinary Course of Business" --an action taken by a Person will be deemed to have been taken in the "Ordinary Course of Business" only if:

            (a) such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person;

            (b) such action is not required to be authorized by the board of directors of such Person (or by any Person or group of Persons exercising similar authority) and is not required to be specifically authorized by the parent company (if any) of such Person; and

            (c) such action is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

            "Parent SEC Reports" has the meaning set forth in Section 6.5.

            "Person" means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

            "Registered Intellectual Property Rights" means all United States, international and foreign: (i) Patents, including applications therefor; (ii) registered Trademarks, applications to register Trademarks, including intent-to-use applications, or other registrations or applications related to Trademarks; (iii) Copyrights registrations and applications to register Copyrights; and (iv) any other


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

Technology that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public or private legal authority at any time.

            "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for taxes not yet due and payable, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

            "SEC" means the United States Securities and Exchange Commission.

            "Technology" shall mean any or all of the following: (i) works of authorship; (ii) inventions (whether or not patentable), improvements, and technology; (iii) proprietary and confidential information, including technical data and customer and supplier lists, trade secrets and know how; (iv) databases, data compilations and collections and technical data; (v) logos, trade names, trade dress, trademarks, service marks; (vi) World Wide Web addresses, domain names and sites; (vii) tools, methods and processes; and
(viii) all instantiations of the foregoing in any form and embodied in any media.

      2. The Merger

            2.1 Merger; Effective Time. Subject to the terms and conditions of this Agreement and the applicable provisions of the Delaware General Corporation Law ("Delaware Law"), Sub will be merged with and into the Company (the "Merger"), the separate existence of Sub shall cease and the Company shall continue as the surviving corporation and as a wholly owned subsidiary of Parent. In accordance with the provisions of this Agreement, the Certificate of Merger shall be filed with the Delaware Secretary of State in accordance with Delaware Law and each issued and outstanding share of capital stock, of the Company ("Company Capital Stock"), shall be converted into shares of Common Stock, $0.006 par value, of Parent ("Parent Common Stock") in the manner contemplated by Section 3. The Merger shall become effective at the time of the acceptance of the Certificate of Merger by the Delaware Secretary of State (the date of such acceptance being hereinafter referred to as the "Effective Date" and the time of such acceptance being hereinafter referred to as the "Effective Time").

            2.2 Closing. The closing of the Merger (the "Closing") will take at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 5300 Carillon Point, Kirkland, Washington 98033, on the date hereof, or at such other time, date and location as the Parties hereto agree in writing (the "Closing Date").

            2.3 Effect of the Merger. At the Effective Time, (i) the separate existence of Sub shall cease and Sub shall be merged with and into the Company (Sub and the Company are sometimes referred to herein as the "Constituent Corporations" and the Company after the Merger is sometimes referred to herein as the "Surviving Corporation"), (ii) the Certificate of Incorporation of Sub in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is Atossa HealthCare, Inc.",
(iii) the Bylaws of Sub in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation, (iv) the directors of Sub shall be the directors of the Surviving Corporation until their successors shall have been duly elected and qualified, (v) the officers of Sub shall be the initial officers of the Surviving Corporation until their successors have been duly appointed and qualified,


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

(vi) all shares of capital stock of Sub shall be canceled, and (vii) the Merger shall, from and after the Effective Time, have all the effects provided by applicable law.

      3. Effect of Merger on the Capital Stock of the Constituent Corporations; Exchange of Certificates; Additional Payments3.1 Exchange of Stock; Rights to Additional Payments. As of the Effective Time, the shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time (other than shares, if any, held by Persons exercising dissenters' rights in accordance with Delaware Law as provided for in Section 3.8 below) shall, by virtue of the Merger and without any action on the part of Company Stockholders, be converted into the right to receive 600,000 shares of Parent Common Stock (the "Merger Consideration") on a pro rata basis based upon the number of shares of Company Capital Stock held by each.

            3.2 Conversion of Sub Common Stock. Each share of common stock, $0.01 par value, of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.01 par value, of the Surviving Corporation. Each stock certificate of Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

            3.3 Adjustments to Parent Common Stock. The number of shares of Parent Common Stock issuable hereunder shall be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Capital Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock or Company Capital Stock occurring after the date hereof.

            3.4 Fractional Shares. No fractional shares of Parent Common Stock shall be issued in the Merger. In lieu thereof, any fractional share shall be rounded up to the nearest whole share of Parent Common Stock.

            3.5 Exchange of Certificates.

                  (a) Exchange Agent. Prior to the Closing Date, Parent shall appoint itself or American Stock Transfer and Trust Co. to act as the exchange agent (the "Exchange Agent") in the Merger.

                  (b) Parent to Provide Parent Common Stock. Promptly after the Effective Date, Parent shall make available for exchange in accordance with this
Section 3, through such reasonable procedures as Parent may adopt, the shares of Parent Common Stock issuable pursuant to Section 3.1 in exchange for outstanding shares of Company Capital Stock.

                  (c) Exchange Procedures. Within ten (10) days after the Effective Date, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Capital Stock (the "Certificates") whose shares are being converted into the Merger Consideration pursuant to
Section 3.1 hereof, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and which shall be in such form and have such other provisions as Parent may reasonably specify, including appropriate investment representations)(the "Letter of Transmittal") and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent,


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

together with such letter of transmittal and a Stockholder Certificate in the form of Exhibit C, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the number of shares of Parent Common Stock to which the holder of Company Common Stock is entitled pursuant to
Section 3.1 hereof. The Certificate so surrendered shall forthwith be canceled. No interest will accrue or be paid to the holder of any outstanding Company Common Stock. From and after the Effective Date, until surrendered as contemplated by this Section 3.6, each Certificate shall be deemed for all corporate purposes to evidence the number of shares of Parent Common Stock into which the shares of Company Common Stock represented by such Certificate have been converted.

                  (d) No Further Ownership Rights in Capital Stock of the Company. The Merger Consideration delivered upon the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to such Company Capital Stock. There shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Company Capital Stock which were outstanding immediately prior to the Effective Date. If, after the Effective Date, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 3.6, provided that the presenting holder is listed on the Company's stockholder list as a holder of Company Capital Stock.

                  (e) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock.

                  (f) Transfers of Ownership. If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

                  (g) Lost, Stolen or Destroyed Certificates. In the event that any certificates evidencing shares of Company Capital Stock shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock as may be required pursuant to Section 3.1.

                  (h) No Liability. Notwithstanding anything to the contrary in this Section 3.6, none of the Exchange Agent, the Surviving Corporation or any Party hereto shall be liable to a holder of shares of Parent Common Stock or Company Capital Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.


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

            3.6 Taking of Necessary Action; Further Action. Parent, Sub and the Company shall take all such actions as may be necessary or appropriate in order to effect the Merger as promptly as possible. If, at any time after the Effective Date, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of such corporation are fully authorized in the name of the corporation or otherwise to take, and shall take, all such action.

            3.7 Dissenters' Rights.

                  (a) Notwithstanding any provision of this Agreement to the contrary, any shares of Company Capital Stock held by a holder who has exercised and perfected appraisal rights for such shares in accordance with Delaware Law and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal rights ("Dissenting Shares"), shall not be converted into or represent a right to receive the Merger Consideration, but the holder thereof shall only be entitled to such rights as are granted by Delaware Law.

                  (b) Notwithstanding the provisions of subsection (a), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) his or her appraisal rights, then, as of the later of the Effective Time and the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive the Merger Consideration, without interest thereon, upon surrender of the Certificate representing such shares.

                  (c) The Company shall give Parent (i) prompt notice of any written demand for appraisal received by the Company pursuant to the applicable provisions of Delaware Law and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any such demands or offer to settle or settle any such demands.

            3.8 Dissenting Shares After Payment of Fair Value. Dissenting Shares, if any, after payments of fair value in respect thereto have been made to dissenting stockholders of the Company pursuant to Delaware Law, shall be canceled.

            3.9 Tax and Accounting Consequences. It is intended by the Parties hereto that the Merger shall (i) constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code") and
(ii) qualify for accounting treatment as a purchase. Each Party has consulted with its own tax advisors and accountants with respect to the tax and accounting consequences, respectively, of the Merger.

      4. Securities Act Compliance. The shares of Parent Common Stock issued in connection with the Merger will be issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), by reason of Rule 506 of Regulation D thereof and, as such, will constitute "restricted securities" within the meaning of Rule 144 promulgated thereunder. The certificates for the shares of Parent Common Stock to be issued in the Merger shall bear appropriate legends to identify such privately placed shares as being restricted under the Securities Act, to comply with applicable state securities laws and, if applicable, to notice the restrictions on transfer of such shares. It is acknowledged and understood that Parent is relying upon certain written representations made by the Company Stockholders in the Stockholder Certificates in substantially the form attached hereto as Exhibit C.


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

      5. Representations and Warranties of the Company. The Company hereby represents and warrants to Parent that the statements contained in this Section 5 are correct and complete as of the date of this Agreement.

            5.1 Organization, Qualification, and Corporate Power. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Company is duly authorized to conduct business and is in good standing under the laws of each other jurisdiction where such qualification is required. There is no state other than Washington in which the Company owns any property or in which it has any employees, offices or operations. The Company has full corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The operations now being conducted by the Company have not been conducted under any other name since its inception. The copies of the Company's Certificate of Incorporation, Bylaws, minute books, and stock ledger which have been delivered to Parent are accurate, correct and complete as of the date hereof and shall be as of the Effective Time.

            5.2 Authorization. The Company has full power and authority to execute and deliver this Agreement and all agreements and instruments delivered pursuant hereto (the "Ancillary Agreements") to which it is a Party, and, subject to receipt of the requisite approval of its stockholders, to consummate the transactions contemplated hereunder and to perform its obligations hereunder and no other proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement. This Agreement and the Contemplated Transactions have been approved by the unanimous vote of the Company's Board of Directors. This Agreement constitutes the valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms and conditions. Other than (i) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, the Company need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

            5.3 Capitalization.

                  (a) Capital Stock. The entire authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, 3,030,612 of which are issued and outstanding, and 10,000,000 shares of Preferred Stock, none of which are issued or outstanding. All of the issued and outstanding shares of capital stock have been duly authorized, are validly issued, fully paid, non-assessable and were not issued in violation of any preemptive rights, rights of first refusal, or any similar rights and are held of record by the Company Stockholders as set forth in Section 5.3(a) of the Company Disclosure Letter. All of the outstanding shares of capital stock have been offered, issued and sold by the Company in compliance with applicable federal and state securities laws.

                  (b) No Other Rights or Agreements. There are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Company is a party or by which it is bound obligating Company to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Company or obligating Company to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. As of the date of this Agreement, there are no


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

registration rights and there is no voting trust, proxy, rights plan, antitakeover plan or other agreement or understanding to which Company is a party or by which it is bound with respect to any equity security of any class of Company. As a result of the Merger, Parent will be the sole beneficial owner of all outstanding Company Capital Stock and all rights to acquire or receive any Company Capital Stock, whether or not such Company Capital Stock is outstanding.

            5.4 Noncontravention. Neither the execution and the delivery of this Agreement by the Company nor the consummation of the Contemplated Transactions will (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Company is subject or any provision of its Certificate of Incorporation or bylaws, or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any Party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under, any agreement, contract, lease, license, instrument, franchise, permit, mortgage, indenture or other arrangement to which the Company is a Party or by which it is bound or to which any of its assets are subject (or result in the imposition of any Security Interest upon any of its assets).

            5.5 Fees. The Company has no liability or obligation to pay any fees or commissions to any broker, finder, agent or attorney, with respect to the transactions contemplated by this Agreement.

            5.6 Financial Statements. Section 5.6 of the Company Disclosure Letter contains the following financial statements (collectively the "Financial Statements"): (i) unaudited balance sheets and statements of income and cash flows as of and for the fiscal years ended December 31, 1999 for the Company; and (ii) an unaudited balance sheet and statements of income and cash flows (the "Most Recent Financial Statements") as of and for the 6 months ended June 30, 2000 (the "Most Recent Fiscal Period End") for the Company. The Financial Statements are in accordance with the books and records of the Company and present fairly the financial condition of the Company as of such dates and the results of operations of the Company for such periods.

            5.7 Subsidiaries. The Company does not have, and never has had, any subsidiaries and does not otherwise own, and has not otherwise owned, any shares of or any interest in, or control, directly or indirectly, any other corporation, partnership, association, joint venture or other business entity.

            5.8 Title to Assets and Property. Company does not own (and has never owned) any real property. Company does not lease any real or personal properties. Company has good and defensible title to all of its real and personal properties and assets, free and clear of all liens, charges and encumbrances except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby.

            5.9 Events Subsequent to Most Recent Fiscal Period End. Since the Most Recent Fiscal Period End, there has not been any material adverse change in the Business Condition of the Company.

            5.10 Legal Compliance. The Company has complied with all material applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and all agencies thereof). No


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

action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, notice or inquiry has been filed or commenced against the Company by any governmental body alleging any failure to so comply.

            5.11 Tax Matters All taxes, including without limitation, income, property, sales, use, franchise, added value, withholding, and social security taxes, imposed by the United States, any state, municipality, other local government or other subdivision or instrumentality of the United States, or any foreign country or any state or other government thereof, or any other taxing authority, that are due or payable by Company, and all interest and penalties thereon (unless disputed), other than taxes which are not yet due and payable, have been paid in full, all tax returns required to be filed in connection therewith have been prepared accurately and duly and timely filed, and all deposits required by law to be made by Company with respect to employees' withholding taxes have been duly made. Company is not delinquent in the payment of any foreign or domestic tax, assessment or governmental charge or deposits, and Company does not have a tax deficiency or claim outstanding, proposed or assessed against it, and there is no basis for any such deficiency or claim. Company is not a party to a tax allocation or sharing agreement.

            5.12 Intellectual Property. 5.12(a) of the Company Disclosure Letter lists all rights to Company Intellectual Property, including but not limited to, Registered Intellectual Property Rights owned by, filed in the name of, or applied for, by the Company (the "Company Registered Intellectual Property Rights") and lists any proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office (the "PTO") or equivalent authority anywhere in the world) related to any of the Company Registered Intellectual Property Rights or Company Intellectual Property.

                  (b) The Company has no knowledge of any facts or circumstances that would render any Company Intellectual Property invalid or unenforceable. Without limiting the foregoing, Company knows of no information, materials, facts, or circumstances, including any information or fact that would constitute prior art, that would render any of the Company Registered Intellectual Property Rights invalid or unenforceable, or would adversely effect any pending application for any Company Registered Intellectual Property Right which the Company has a present duty to disclose and the Company has not misrepresented, or failed to disclose, and has no knowledge of any misrepresentation or failure to disclose, any fact or circumstances in any application for any Company Registered Intellectual Property Right that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any Company Registered Intellectual Property Right.

                  (c) Each item of Company Intellectual Property is free and clear of any Security Interests. The Company is the exclusive owner or exclusive licensee of all Company Intellectual Property.

                  (d) All Company Intellectual Property will be fully transferable, alienable or licensable by Surviving Corporation and/or Parent without restriction and without payment of any kind to any third party.

                  (e) All Technology used in or necessary to the conduct of Company's business as presently conducted or currently contemplated to be conducted by the Company was written and created solely by either (i) employees of the Company acting within the scope of their employment or (ii) by third parties who have validly and irrevocably assigned all of their rights, including Intellectual

Property Rights therein, to the Company, and no third party owns or has any rights to any of the Company Intellectual Property.

                  (f) The Company has not transferred ownership of, or granted any exclusive license of or right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Technology or Intellectual Property Right that is or was Company Intellectual Property, to any other person.

                  (g) To the Company's knowledge, no person is infringing or misappropriating any Company Intellectual Property Right.

                  (h) No Company Intellectual Property or service of the Company is subject to any proceeding or outstanding decree, order, judgment or settlement agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by the Company or may affect the validity, use or enforceability of such Company Intellectual Property.

                  (i) Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent or Surviving Corporation, by operation of law or otherwise, of any contracts or agreements to which the Company is a party, will result in (i) either Parent's or the Surviving Corporation's granting to any third party any right to or with respect to any Technology or Intellectual Property Right owned by, or licensed to, either of them, (ii) either the Parent's or the Surviving Corporation's being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses, or (iii) either the Parent's or the Surviving Corporation's being obligated to pay any royalties or other amounts to any third party in excess of those payable by Parent or Surviving Corporation, respectively, prior to the Closing.

                  (j) There are no royalties, fees, honoraria or other payments payable by the Company to any person or entity by reason of the ownership, development, use, license, sale or disposition of the Company Intellectual Property.

            5.13 Contracts. Section 5.13 of the Company Disclosure Letter lists all of the written or oral contracts, agreements, commitments and other arrangements to which the Company is a Party or by which the Company or any of its assets is bound.

            5.14 Absence of Litigation. There are (and since Company's inception there have been) no claims, actions, suits or proceedings pending or, to the knowledge of Company, threatened (or any governmental or regulatory investigation pending or, to the knowledge of Company, threatened) against Company or any properties or rights of Company, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign. Neither Company nor any of its properties or rights is subject to any outstanding court or Governmental Body injunction, order, decree, ruling or charge.

            5.15 Guaranties. The Company is not a guarantor or otherwise responsible for any liability or obligation (including indebtedness) of any other Person.

      6. Representations and Warranties of Parent and Sub. Parent and Sub represent and warrant to the Company that the statements contained in this
Section 6 are correct and complete as of the date of this Agreement.

            6.1 Organization, Qualification, and Corporate Power. Parent and Sub are corporations duly organized, validly existing, and in good standing under the laws of the State of Delaware. Parent and Sub are duly authorized to conduct business and are in good standing under the laws of each other jurisdiction where such qualification is required and in which the failure to so qualify is reasonably likely to have a Material Adverse Effect on Parent or Sub respectively. Parent and Sub have full corporate power and authority, and have all necessary licenses and permits, to carry on the businesses in which they are engaged and to own and use the properties owned and used by them.

            6.2 Authorization. Parent and Sub have full power and authority to execute and deliver this Agreement and the Ancillary Agreements to which they are Parties, and to consummate the transactions contemplated hereunder and to perform their obligations hereunder, and no other proceedings on the part of Parent or Sub are necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements to which they are Parties. This Agreement and the Ancillary Agreements to which they are Parties and the transactions contemplated hereby and thereby have been approved by the Board of Directors of both Parent and Sub. The consummation of the Contemplated Transactions does not require the approval or consent of the stockholders of Parent. This Agreement and the Ancillary Agreements to which they are Parties constitute the valid and legally binding obligations of Parent and/or Sub, enforceable against Parent and/or Sub in accordance with their respective terms and conditions. Other than (i) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, (iv) the filing of the Merger Amendment with the Secretary of State of the State of Delaware, and (iii) any applicable filings required under the HSR Act, neither Parent nor Sub need give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

            6.3 Capitalization.

                  (a) As of April 10, 2000, the authorized capital stock of Parent consists of (i) 100,000 shares of Preferred Stock, $0.01 par value, none of which is issued or outstanding, and (ii) 25,000,000 shares of Common Stock, $0.006 par value, of which 6,190,485 shares are issued and outstanding. All of the outstanding shares of Parent's capital stock have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this
Section 6.3 or as described in the Parent SEC Reports, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or obligating Parent to issue or sell any shares of capital stock of, or other equity interests in, Parent.

                  (b) The shares of Parent Common Stock to be issued pursuant to
Section 3.1 of this Agreement are duly authorized and reserved for issuance, and upon issuance thereof in accordance with this Agreement and the Certificate of Merger will be validly issued, fully paid and nonassessable.

            6.4 Noncontravention. Neither the execution and the delivery of this Agreement nor the consummation of the Contemplated Transactions, will (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Parent or Sub is subject or any provision of their respective charters or bylaws, or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any Party the right to accelerate, terminate, modify, or cancel, or require any notice under, any agreement, contract, lease, license, instrument, or other arrangement to which Parent or Sub is a Party or by which either is bound or to which any of their assets is subject which has been filed as an exhibit to the Parent SEC Reports.

            6.5 SEC Filings. Parent has filed all forms, reports and documents required to be filed with the SEC since December 31, 1999, and has heretofore made available to the Company, in the form filed with the SEC, (i) its Annual Report on Form 10-K for the fiscal year ended December 31, 1999, (ii) its Quarterly Report on Form 10-Q for the period ended March 31, 2000, (iii) the proxy statement relating to Parent's annual meeting of stockholders held on June 20, 2000 and (iv) its Current Reports on Form 8-K dated March 16, 2000, and July 18, 2000, (collectively, the "Parent SEC Reports"). The Parent SEC Reports (i) were prepared in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

            6.6 Brokers' Fees. Parent does not have any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

            6.7 Rights Agreement. In connection with and as a result of the Contemplated Transactions, neither Quay nor his Affiliates, individually or together, shall be deemed an "Acquiring Person" pursuant to the Rights Agreement between Parent and American Stock Transfer & Trust Company dated as of February 22, 2000 (the "Rights Agreement").

      7. Post-Closing Covenants. With respect to the period following the Effective Time:

            7.1 General. In case at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party.

            7.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with
(i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction (A) on or prior to the Effective Time involving the Company or (B) arising out of Parent's operation of the business of the Surviving Corporation following the Effective Time in the manner in which it is presently conducted and planned to be conducted, each of the other Parties will cooperate with the Party and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party.

            7.3 Confidentiality. Each of the Parties hereto hereby agrees to keep such information or Knowledge obtained in any due diligence or other investigation pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, confidential, except to the extent that such information is or becomes publicly known or available or is independently acquired or developed. In this regard, the Company and its employees and agents acknowledge that Parent's Common Stock is publicly traded and that any information obtained during the course of its due diligence could be considered to be material non-public information within the meaning of federal and state securities laws. Accordingly, the Company and its employees and agents, acknowledge and agree not to engage in any transactions in Parent's Common Stock in violation of applicable insider trading laws.

            7.4 Tax Free Reorganization. The Parties intend to adopt this Agreement and the Merger as a tax-free plan of reorganization under Section 368(a)(1)(A) of the code by virtue of the provisions of Section 368(a)(2)(E) of the Code. The Parent Common Stock issued in the Merger will be issued solely in exchange for the Company Capital Stock, and no other transaction other than the Merger represents, provides for or is intended to be an adjustment to the consideration paid for the Company Capital Stock. No consideration that could constitute "other property" within the meaning of Section 356(b) of the Code is being transferred by Parent for the Company Capital Stock in the Merger. The Parties shall not take a position on any tax return inconsistent with this
Section 7.4 unless there has been a final "determination" (within the meaning of Section 1313(a) of the Code) to the contrary. From and after the Effective Time, neither Parent, Sub nor, the Company shall take any action that could reasonably be expected to cause the Merger not to be treated as a reorganization within the meaning of Section 368 of the Code.

      8. Closing Deliverables.

            8.1 Items to Be Delivered to Parent and Sub. At the Closing, the following shall be delivered to Parent and Sub unless waived, in writing, by Parent and Sub:

                  (a) [reserved]

                  (b) Legal Opinion. Parent and Sub shall have received a legal opinion from Wilson Sonsini Goodrich & Rosati, P.C., legal counsel to Company, substantially in the form attached hereto as Exhibit D.

                  (c) Employment Agreement. Steven C. Quay shall have entered into the Employment Agreement in substantially the form attached hereto as Exhibit B.

                  (d) Good Standing Certificate. The Company shall deliver to Parent and Sub a Certificate of Good Standing issued by the Delaware Secretary of State and dated as of the Closing Date.

                  (e) Secretary's Certificate. The Company shall deliver a certified true copy of the resolutions of its Board of Directors and its stockholders evidencing approval of this Agreement and the Contemplated Transactions.

            8.2 Items to Be Delivered to the Company. At the Closing, the following shall be delivered to the Company unless waived, in writing, by the
Company:

                  (a) [reserved]

                  (b) Legal Opinion. The Company shall have received from Bruce
R. Thaw, Esq., counsel to Parent and Sub, an opinion in form and substance as set forth in Exhibit E attached hereto, addressed to the Company, and dated as of the Closing Date.

                  (c) Employment Agreement. Parent shall have entered into the Employment Agreement in substantially the form attached hereto as Exhibit B.

                  (d) Good Standing Certificate. Parent and Sub shall each deliver to the Company a Certificate of Good Standing issued by the Delaware Secretary of State and dated as of the Closing Date.

                  (e) Secretary's Certificate. Parent shall deliver to the Company a certified true copy of the resolutions of its Board of Directors evidencing (i) approval of this Agreement and the Contemplated Transactions,
(ii) the election of Steven C. Quay ("Quay") as Chairman, Chief Executive Officer and President of Parent, (iii) the election of Quay to the Board of Directors of the Company, (iv) that Quay and any of his Affiliates, individually or together, are exempted by the Board from the definition of "Acquiring Person" as set forth in and pursuant to the Board's authority under the Rights Agreement, and (v) the grant to Quay of options to purchase common stock of Parent, as provided by the Employment Agreement. Sub shall deliver to the Company a certified true copy of the resolutions of its Board of Directors and its stockholders evidencing approval of this Agreement and the Contemplated Transactions.

      9. Survival of Representations, Warranties and Covenants. All covenants of Parent and the Company to be performed prior to the Effective Time, and all representations and warranties of Parent and the Company in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger for a period ending six (6) months from the Effective Time.

      10. Miscellaneous.

            10.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of the other Party; provided, however, that Parent may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case Parent will use its Best Efforts to advise the Company prior to making the disclosure). In furtherance of the foregoing sentence, the Parties agree and acknowledge that Parent will issue a press release following the execution and delivery of this Agreement by the Parties.

            10.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties, and their respective successors and permitted assigns.

            10.3 Entire Agreement and Modification. This Agreement (including the exhibits hereto) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof. This Agreement may not be amended except by a written agreement executed by all Parties.

            10.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, however, that Parent may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform its obligations hereunder.

            10.5 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

            10.6 Headings. The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

            10.7 Notices. All notices and other communications required or permitted hereunder shall be in writing, shall be effective when given, and shall in any event be deemed to be given upon receipt or, if earlier, (a) five
(5) days after deposit with the U.S. Postal Service or other applicable postal service, if delivered by first class mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one business day after the business day of deposit with Federal Express or similar overnight courier, freight prepaid or (d) one business day after the business day of facsimile transmission, if delivered by facsimile transmission with copy by first class mail, postage prepaid, and shall be addressed to the intended recipient as set forth below:

If to Parent:

        Nastech Pharmaceutical Company Inc.
        45 Davids Drive
        Hauppauge, NY 11758
        Attention:  Andrew Zinzi

If to the Company:

        Atossa HealthCare, Inc.
        23632 Highway 99, Suite F-454
        Edmonds, WA 98026
        Attention:  Steven C. Quay
        Facsimile: 425-697-6226

Copy to:

        Wilson Sonsini Goodrich & Rosati
        5300 Carillon Point
        Kirkland, WA 98033
        Attention: Patrick J. Schultheis
        Facsimile:  425-576-5899

Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties ten (10) days' advance written notice to the other Parties pursuant to the provisions above.

            10.8 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

            10.9 Waivers. The rights and remedies of the Parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any Party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party;
(b) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one Party will be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

            10.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

            10.11 Expenses. Each Party will bear its own costs and expenses (including legal and accounting fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby; provided, however, that in the event the Merger is consummated, Parent will bear the costs and expenses (including accounting and legal fees and expenses) of the Company incurred in connection with this Agreement and the transactions contemplated thereby.

            10.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation.

            10.13 Company Disclosure Letter.

                  (a) The disclosures in the Company Disclosure Letter, and those in any Supplement thereto, must relate only to the representations and warranties in the Section of the Agreement to which they expressly relate and not to any other representation or warranty in this Agreement.

                  (b) In the event of any inconsistency between the statements in the body of this Agreement and those in the Company Disclosure Letter (other than an exception expressly set forth as such in the Company Disclosure Letter with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

            10.14 Attorneys' Fees. If any legal proceeding or other action relating to this Agreement is brought or otherwise initiated, the prevailing Party shall be entitled to recover reasonable attorneys fees, costs and disbursements (in addition to any other relief to which the prevailing Party may be entitled).

            10.15 Further Assurances. The Parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other Party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

            10.16 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

      IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on of the date first above written.

      Parent:                            NASTECH PHARMACEUTICAL COMPANY, INC.

                                         By: /s/ Andrew Zinzi
                                             -----------------------------------
                                         Title: Chief Financial Officer


      Company:                           ATOSSA HEALTHCARE, INC.

                                         By: /s/ Steven C. Quay
                                             -----------------------------------
                                         Name:  Steven C. Quay
                                         Title: President & CEO


      Sub:                               ATOSSA ACQUISITION CORPORATION

                                         By: /s/ Andrew Zinzi
                                             -----------------------------------

                         Exhibits A, B, C, D & E Omitted